August 21, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (617) 664-8209
Ronald E. Logue
Chief Executive Officer
State Street Corp.
One Lincoln Street
Boston, MA 02111

      Re: State Street Corp.
                 Definitive 14A
                 Filed March 19, 2007
                 File No. 01-7511

Dear Mr. Logue:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General comments on this filing

1. Revise your disclosure to provide the information required by Item 407(e)(4) of Regulation S-K.

Executive Compensation, Page 18
Processes and Procedures for Considering and Determining Executive and Director Compensation, page 18

2. You discuss the engagement of and instructions given to Hewitt Associates and discuss the services provided by the other consultants listed on page 18. For each consultant who provides services used in setting the level of executive or director compensation, whether or not they are engaged by the Compensation Committee, please provide all the information required by Item 407(e)(3)(iii) of Regulation S-K. Please clarify whether the Compensation Committee directly engages each consultant or identify the officer or portion of State Street who did engage the consultant.

3. Committee appears to split authority with the Board for the ultimate approval of different elements of the compensation program for the Named Executive Officers, including the CEO. Please revise your disclosure to clarify the Committee's authority, including any aspects of compensation that the Board retains ultimate authority to approve. Please refer to Item 407(e)(3)(i) of Regulation S-K.

Compensation Discussion and Analysis, page 21

4. You state that one of the factors that the Committee considers in setting compensation awards to the named executive officers is individual performance. Please revise your discussion to clarify how individual performance is determined and how it affected compensation determinations for the relevant periods. Please refer to Item 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

5. Revise your disclosure to identify the material corporate and individual performance targets used to determine the compensation of the named executive officers. If you determined that disclosure of these targets was not required because disclosure would result in competitive harm to State Street, please supplementally provide the staff with your analysis as to how you determined the confidential nature of each type of target. Furthermore, to the extent that you have an appropriate basis for omitting specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. Please refer to instruction 4 to Item 402(b) and Item 402(b)(v) of Regulation S-K.

Other Named Executive Officer, page 27

6. Revise your disclosure to prove a more precise discussion of how the Committee uses comparisons to your peer group in making compensation decisions. For example, we note your disclosures concerning how your CEO's compensation compared with your peer group for 2006.

Special Performance Awards, page 27

7. You discuss the special performance awards provided to three of your named executives in December 2006. Revise this section to identify how the Committee determined the size of the awards, including any factors considered and any recommendations from parties other than the Committee that assisted in determining the amount of the awards. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v) and (vi) of Regulation S-K.

Relationship of Total Compensation to Summary Compensation and Related Tables, page 29

8. In a closing piece of your Compensation Discussion and Analysis, you provide disclosure and a table which compares how the Committee viewed compensation amounts when determining the total compensation for the named executives. Revise your disclosure to ensure that this table is not given greater prominence than the required tables, including the Summary Compensation Table.   Revise this section to clarify that while your table is presented to explain how the Committee views the disclosure, you should explain that your alternate table and disclosure are not a substitute for the complete information required by the SEC's rules.

9. Please explain in more detail the change in Mr. Logue's pension value during 2006 and explain why the Committee does not include it as a component of 2006 compensation.

Pension Benefits, page 39

10. Revise your discussion of the benefits under the State Street Defined Benefit Plan to clarify why some of your executive officers are credited with more years of service under this plan than under the Retirement Plan or SERP.

Potential Payments upon Termination or Change of Control, page 42

11. Revise this section, or another appropriate portion of your disclosure regarding post-employment benefits, to discuss how the company arrived at the structure of the change in control agreements. For example, please discuss the extent to

which the terms were the result of negotiations or were the result of an evaluation of similar benefits provided by peer companies. Please refer to Item 402(j) and Item 402(b)(1)(v) of Regulation S-K.

12. The terms of the severance policy change based upon the employee's payment grade. To the extent that the amounts payable to State Street's executive officers, including the named executives, are different from other employees, please quantify the benefits to the named executives. Please refer to Instruction 5 to Item 402(j) and 402(j)(2) of Regulation S-K.

Director Compensation, page 47

13. You disclose the value of the 2006 stock awards to directors in footnote 3. The Instruction to Item 402(k) clarifies that the footnotes regarding stock and option awards must explain the assumptions used in valuing the Grant Date Fair Value and reference to the relevant sections of the company's financial statements, notes to financial statements or Management's Discussion and Analysis, consistent with the disclosure required by the Instructions to Item 402(c)(v and vi) of Regulation S-K.

Closing Comments

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel